Via Facsimile and U.S. Mail
Mail Stop 6010

      July 7, 2005


Mr. David L. Eslick
President and CEO
U.S.I. Holdings Corporation
555 Pleasantville Road, Suite 160 South
Briarcliff Manor, New York 10510


      Re:	U.S.I. Holdings Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 25, 2005
      File No. 000-50041


Dear Mr. Eslick:

      We have reviewed your response letter dated June 27, 2005 to our letter dated May 17, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 13

Management Overview, page 13

Primary Financial Measures, page 16
1. Refer to your response to comment 1. We recognize that the use of the non-GAAP measures EBITDA and EBITDA margin as performance measures is not prohibited per se under the non-GAAP guidance particularly question 8 of the FAQ. However, we feel that the current presentation and discussion does not provide adequate justification for the use of this non-GAAP measure as a performance measure. This is in part based on the types of charges that are being removed from net income to arrive at this measure, which are integral to the core operations of the business. Please note that the inclusion of the additional disclosures related to these measures does not mean that all such measures are appropriate. Please remove the references to EBITDA and EBITDA margin as performance measures from the document.

Contractual Obligations, page 36
2. Refer to your response to comment 2. Please revise the proposed presentation in response to our previous comment to include obligations related to your variable rate debt rate within the table.
We recognize that these represent estimates related to the amounts for each period, so also include footnoted disclosure that addresses this aspect of the disclosure.

Financial Statements

2.  Acquisitions, page F-13
3. Refer to your response to comment 3. It is unclear based on your response how you determined the "measurement date" related to these acquisitions. Please clarify for us whether you determined this date based on paragraph 48 or the guidance in EITF 99-12 as carried forward by paragraph B98 of SFAS 141 in arriving at the materiality discussion included here. Further provide to us what the revised disclosure that complies with GAAP will look like.


7.  Redeemable Securities, page F-19

Common Stock, page F-19
4. Refer to your response to comment 4. Please provide to us a more detailed discussion of the analysis performed to determine that these options should be addressed separately for accounting purposes. Include specific references to the authoritative literature that supports this conclusion. Also tell us the number of shares subject to these options and the carrying amount of this liability for the periods presented.

15.  Contingencies, page F-29
5. Refer to your response to comment 5. Please revise your disclosure to include at minimum the amounts being sought by the other parties in the particular legal action in particular the "McLennan" actions. This is inherently the upper end of the range of the losses. This will allow an investor to identify the maximum exposure to which you are exposed as a result of these legal actions.

*    *    *    *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.


							Sincerely,



							Jim B. Rosenberg
							Senior Assistant Chief
Accountant

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David L. Eslick
U.S.I. Holdings Corporation
July 7, 2005
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